July 25, 2008

VIA EDGAR/VIA FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director

Re:   Hess Corporation
      Form 10-K for Fiscal Year Ended December 31, 2007
      Filed February 27, 2008
      Definitive Proxy Statement on Schedule 14A
      Filed on March 27, 2008
      Response to Comment Letter Dated July 2, 2008
      Commission File No. 1-01204

Dear Ladies and Gentlemen:

          Enclosed are the responses of Hess Corporation (the "Company") to the comments of the staff of the Securities and Exchange Commission (the "Commission") as transmitted to me by letter dated July 2, 2008 in connection with the Form 10-K for Fiscal Year Ended December 31, 2007 filed by the Company with the Commission on February 27, 2008 (the "Annual Report") and the Definitive Proxy Statement on Schedule 14A filed by the Company with the Commission on March 27, 2008 (the "Proxy Statement", and together with the Annual Report, the "Filings"). By letter dated July 15, 2008, the Company confirmed that Mr. Sean Donahue of the staff had agreed to extend the time for the Company to respond until July 25, 2008. For convenience, the staff's comments are reprinted below in bold, with the corresponding response set immediately below the applicable comment.
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          Enclosed herewith in CD-ROM format is a submission containing revised schedules relating to the Standardized Measure of Discounted Future Net Cash Flows relating to Proved Oil and Gas Reserves in the Annual Report. In response to certain comments of the staff in its letter of July 2, 2008, we have included in this submission certain clarifications and footnote revisions discussed in greater detail herein to the schedules submitted by the Company with its letter to the staff dated June 10, 2008. As previously noted, we do not in the regular course of business prepare these schedules in the format requested by the staff.

     Request of Confidentiality

          Pursuant to Rule 83 of the Commission's Freedom of Information Act Rules, 17 C.F.R. Sec. 200.83, the Company hereby requests confidential treatment for all of the information contained in the enclosed submission. Accordingly, each page of this submission is stamped "Confidential Information Requested by Hess Corporation".

          This application for confidential treatment is based upon 5 U.S.C. ss. 552(b)(4) and (b)(9), which provides exemptions from the public availability requirements of the Freedom of Information Act for trade secrets and commercial or financial information which is privileged or confidential and geological and geophysical information and data concerning wells.

This submission contains information relating to estimated oil and gas production, revenues, costs and cash flows by year, which has not been publicly disclosed by the Company. We respectfully submit that the information contained in this submission falls within the exemptions noted above and believe that if such information were publicly disclosed it could cause substantial economic injury and competitive harm to the Company.

We respectively request confidential treatment of the enclosed submission for a three-year period ending July 25, 2011.

Proxy Statement filed March 27, 2008

Compensation Discussion and Analysis, page 10

          1. We note your response to prior comment 1. In future filings, please disclose how difficult the undisclosed target is to achieve. See Instruction 4 to Item 402(b)(1) of Regulation S-K.

               We note the staff's comment. In future filings, we will disclose how difficult it is to achieve the target corporate performance goal for the annual cash bonus.

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          2.   We note your response to prior comment 2. While you indicate that you do not believe the disclosure of the approximately 30 targets for business metrics is material to an understanding of the compensation awarded, you disclose that collectively, attainment of these business metrics targets constitutes 1/3rd of the cash bonus consideration. We refer you also to page 14 in which you identify the relatively more material or "key" business metrics considered for each officer. It would appear that disclosure of the targets associated with such key metrics would be material to a shareholder's understanding of compensation awarded. Accordingly, please disclose the targets associated with the key metrics referenced on page 14 and any other material metric that may have been considered for a named executive officer. If you disagree, please provide the supplemental analysis we requested in prior comment 2. We may have further comment.

               As explained on page 13 of the Proxy Statement and in our response to the staff dated April 4, 2008, business unit metrics vary not only between the exploration and production and marketing and refining divisions but also among units within each division. As noted on page 14 of the Proxy Statement, exploration and production goals included approximately 10 operating and financial metrics, and those for marketing and refining included approximately 20 such metrics.

               The payout of the business unit component for Mr. O'Connor was determined as a weighted average of the performance of business goals across operating groups within the exploration and production division, and similarly Mr. Walker's payout was determined as a weighted average of the business goals across operating groups within the marketing and refining division. The business unit component of the annual cash bonuses for Messrs. Hess, Collins and Rielly was a composite of the performance of business goals across both divisions.

               We do not believe that any one of the business unit performance metrics for 2007 was material to the determination of the cash bonus of any of the named executive officers for 2007, much less to their total direct compensation (of which the cash bonus constituted from 14% to 25%). On page 14 of the proxy statement, we listed certain metrics that positively or negatively affected the business unit payout in an effort to give the reader an understanding of some of the factors that caused the business unit payout to be above or below target. However, no single metric was material to the overall cash bonus of any of the named executive officers. For example, while two of three operating groups within exploration and production achieved maximum performance of metrics relating to reserve additions, the weighting of these metrics in

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               total constituted only 4% of Mr. O'Connor's 2007 cash bonus.
               Similarly, maximum performance of the metric relating to portfolio additions was achieved, but its weighting constituted only 2% of Mr. O'Connor's bonus. Performance of metrics relating to workplace safety was 120% of target across operating groups within exploration and production, but their weighting in total constituted only 1.4% of Mr. O'Connor's 2007 cash bonus.

               As for Mr. Walker, above-target performance of the metric relating to energy marketing growth was achieved, but the weighting of this metric constituted only 4.5% of Mr. Walker's 2007 cash bonus. Maximum performance of the energy marketing net income metric was also achieved, but its weighting constituted only 4.5% of Mr. Walker's 2007 cash bonus. On the other hand, as explained in the Proxy Statement, performance of certain other business unit net income metrics were significantly below target due to lower margins prevailing in both the retail marketing and refining industry environments. However, even the most significant net income metric, retail marketing net income, had a weighting of only 5.1% of Mr. Walker's 2007 cash bonus.

               As for Messrs. Hess, Collins and Rielly, because the business unit component of their 2007 cash bonuses is a composite of the performance metrics from both divisions, the contribution of any individual metric is by definition even less significant. For these reasons and those stated in our letter of April 4, 2008, we do not believe that disclosure of the quantitative target for any individual business unit metric was material to an understanding of the named executive officers' cash bonuses or total compensation for 2007.

               However, both the business unit metrics and the weighting of those metrics may vary from year to year due to changes in strategic priorities and other factors. We note the staff's comment and agree that if any individual business unit metric is material to an understanding of the annual cash bonus payout of a named executive officer in the future, we will disclose the quantitative target for that metric in future filings, unless disclosure of the target would result in competitive harm to the Company.

Form 10-K for the Fiscal Year Ended December 31, 2007

Engineering Comments

Reserve Report

          3. According to the reserve report you have applied an end of year 2007 oil price of approximately $92 per barrel to your entire U.S. liquid reserves. However, in you 10-K report, you indicate you produced 31,000 barrels of crude oil per day and 10,000 barrels of NGLs per day from the U.S. in 2008. Based on a ratio of 75% crude oil and 25% NGL production, it would appear that the average year end price in

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               the reserve report for the U.S. may be too high. Please explain the use of this oil price for all of your liquid U.S. reserves.

               Please refer to the footnote at the bottom of the revised page entitled "United States - Total Proved" in this submission for an explanation of the United States natural gas liquids price used in the Standardized Measure of Discounted Future Net Cash Flows.

          4. You report that 25% of your U.S. liquid production is NGLs on pages 2 and 3 of your 10-K. Therefore, it appears it is appropriate to disclose the average price you receive for NGLs in the table of Average Selling Prices and Average Production Costs on page 6 of your 10-K. Please revise your document.

               Prices for natural gas liquids are disclosed in Management's Discussion and Analysis of Financial Condition and Results of Operations on page 22 of the Annual Report. We will include prices for natural gas liquids in the Business and Properties section of Form 10-K in future filings.

          5. Please explain to us why you ran the U.S. reserves case with a natural gas price of only $1 per Mcf.

               Please refer to the footnotes at the bottom of the pages entitled "United States - Total Proved" in the June 10th submission and this submission for an explanation of the United States natural gas price used in the Standardized Measure of Discounted Future Net Cash Flows.

          6. We note that in all the foreign geographic regions there is a material increase in the price of oil over time. Please provide a reason for this, why you believe this is in agreement with the SEC definition of proved reserves and how these future prices were determined. In addition, please provide us with the estimated increase in SMOG per geographic area and the increase in proved reserves per geographic area as a result of using oil prices above the current price of oil as of December 31, 2008.

               The end of year (December 31, 2007) oil price was used in the Company's disclosure of Standardized Measure of Discounted Future Net Cash Flows. The year-end price was not increased or decreased over time. The tables containing the Standardized Measure of Discounted Future Net Cash Flows in the June 10th submission and this submission are presented by geographic region. Consequently, even though the end of year oil price was used throughout the standardized measure calculations, the timing and mix of production from the various assets within each region create situations in which the average price realized for the overall geographic

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               region can increase or decrease during certain time periods. An explanation of each affected geographic region is provided below.

               The Europe region includes production from Russia, where the majority of Russian crude is sold into the domestic market at a significant discount to prices obtained in the global oil markets. In addition, export duties are charged on exported sales volumes which reduce the realized price of exported sales volumes. In the earlier years of the standardized measure calculation, the proportion of Russian production to total European production is greater, and then declines in later years. This decrease in the contribution of Russian production increases the overall average realized price for the European region over time.

               In the Asia and Other region, a similar situation occurs. A portion of oil produced in Indonesia must be sold into the domestic market at a significant discount to global oil markets. As the proportion of Indonesian oil produced decreases within the Asia and Other region, the overall average price realized for the region increases.

               In the Africa region, the treatment of Libyan royalty volumes creates a similar fluctuation in the overall average realized price for the region over time. See the footnotes at the bottom of the pages entitled "Africa - Total Proved" in the June 10th submission and this submission for an explanation of the treatment of Libyan royalty volumes in the Standardized Measure of Discounted Future Net Cash Flows.

          7. For large capital intensive undeveloped projects, such as in the deepwater, which may contain both technically proved and unproved reserves, but where the proved reserves are not economic on a stand-alone basis to cover the entire capital investment needed to develop them, tell us if you book those reserves as proved undeveloped prior to the development of the reserves.

               The Company does not record proved undeveloped reserves for any project where the proved reserves are not economic on a stand-alone basis to cover the entire capital investment needed to develop them. In the evaluations performed by the Company's independent petroleum engineer, DeGolyer and MacNaughton, all proved undeveloped reserves must have a development scenario that generates a positive cash flow using year-end prices, current costs (including abandonment costs), and estimated operating expenses.

          8. You are forecasting that you will increase net gas production from Africa in 2008 by almost five times over previous rates. Please tell us the market that you will be providing this gas to and explain to us

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               why the net proved undeveloped gas reserves are almost three times greater than the gross gas reserves. Please also tell us how much net gas has been produced and sold to date in 2008. Also please tell us why there are development costs that will not be incurred until 2025.

               The Company sells associated gas from the WAHA concession in Libya to the government. Through June 30, 2008, the Company has sold approximately 2,300 mcf per day. Natural gas production for the Africa region in the June 10th submission and this submission also includes fuel gas volumes primarily related to our offshore operations in Equatorial Guinea. These fuel gas volumes are not included in the natural gas production volumes disclosed in the Business and Properties section of the Annual Report since these volumes are not sold to third parties. However, fuel gas volumes are included in proved reserves volumes and therefore included in production in the submitted Standardized Measure of Discounted Future Net Cash Flows schedules. These fuel gas volumes do not impact revenue or operating expenses in the standardized measure calculations. The disparity between gross and net proved undeveloped gas volumes for Africa in the June 10th submission was due to an incorrect presentation of the split between developed and undeveloped gas reserves and omission of certain gross fuel gas volumes. However, the net gas volumes for Africa total proved reserves were correct. Please see the updated schedules in this submission. Future development costs in the years subsequent to 2020 include abandonment costs for oil fields at the end of their productive lives.

          9. Please tell us why you have significant development costs beyond the year 2012 in the geographic regions of Asia, Europe and Africa.

               Future development costs beyond the year 2012 include costs to abandon oil and gas fields at the end of their productive lives.

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     The Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions concerning the foregoing, please contact me at
(212) 536-8599.

                                                              Very truly yours,


                                                             /s/ George C. Barry

cc:  Mr. James Murphy
     Mr. Sean Donahue
     Ms. Mellissa Campbell Duru
      Division of Corporation Finance
     Kevin Keogh, Esq. White & Case LLP

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